Exhibit 23.3

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-176423) of Pilgrim’s Pride Corporation for the registration of $500 million of its 7.875% Senior Notes due 2018 and to the incorporation by reference therein of our reports dated February 11, 2011 except for Note 23, as to which the date is August 19, 2011, with respect to the consolidated financial statements and schedule of Pilgrim’s Pride Corporation for the fiscal year ended December 26, 2010 included on Form 8-K dated August 19, 2011, and the effectiveness of internal control over financial reporting of Pilgrim’s Pride Corporation, included in its Annual Report (Form 10-K) for the fiscal year ended December 26, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, CO

October 19, 2011